FortuNet®, Inc.

Tel. (702)-796-9090	2950 Highland Dr.
Fax. (702)-796-9069	Las Vegas, NV 89109
E-mail. FortuNet.com	Nevada Lic. 14463-01

January 26, 2006
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Attention:	Pamela A. Long Mail Stop 7010

Re:	FortuNet, Inc. (“Registrant”) Form S-1 File No. 333-128391
Ladies and Gentlemen:
     You have advised us that no further review of the Form S-1 Registration Statement will be made. The Registrant hereby requests, pursuant to Rule 461 of the rules and regulations adopted under the Securities Act of 1933, as amended, acceleration of the effective date of the Form S-1 Registration Statement. The Registrant desires that the Form S-1 Registration Statement becomes effective at 4:00 pm, E.S.T., on January 30, 2006 or as soon as practicable thereafter.
     The Registrant has been advised that the National Association of Securities Dealers, Inc. (“NASD”) has reviewed the filing and has no objection to the compensation and other arrangements with the underwriters.

Very truly yours, FORTUNET, INC.
By:	/s/ Yuri Itkis
Yuri Itkis, Chief Executive Officer